Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

August 17, 2018

Re: China Index Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, China Index Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”) in the United States and elsewhere.

In connection with the Offering, Fang Holdings Limited (“Fang”), the parent company of the Company and a foreign private issuer whose American depositary shares are traded on the New York Stock Exchange under the symbol (“SFUN”), intends to effect a dividend distribution of the Company’s ordinary shares to Fang’s shareholders (the “Distribution”). As a result of the Offering and the Distribution, the Company will become an independent public company operating certain spun-off businesses from Fang as identified in the Draft Registration Statement.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Francis Duan, by telephone at 86-10-8508-7802, or by email at francis.duan@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Vincent Tianquan Mo, Chairman, China Index Holdings Limited

Yu Huang, Chief Executive Officer, China Index Holdings Limited

Barry E. Taylor, Esq., Partner, Wilson Sonsini Goodrich & Rosati

Steven V. Bernard, Esq., Partner, Wilson Sonsini Goodrich & Rosati

Francis Duan, Partner, KPMG Huazhen LLP

Benjamin Su, Esq., Partner, Latham & Watkins

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LOS ANGELES   NEW YORK   PALO ALTO

SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE